ISSUER FREE WRITING PROSPECTUS

Dated February 19, 2015

Filed Pursuant to Rule 433

Registration No. 333-178651

United Realty Trust Incorporated

FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) for the offering to which this communication relates, and the registration statement became effective on August 15, 2012. The offering will only be made by means of a prospectus. Before you invest, you should read the prospectus contained in the registration statement along with the Prospectus Supplements and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated April 30, 2014, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000138713114001656/urt-424b3_043014.htm.

The Company’s two Prospectus Supplements, dated October 2, 2014 and December 31, 2014 respectively, are available on the SEC’s website at

http://www.sec.gov/Archives/edgar/data/1536256/000138713114003451/urt-424b3_101414.htm, and

http://www.sec.gov/Archives/edgar/data/1536256/000138713114004182/urt-424b3_123114.htm, respectively.

The Company’s Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to the Company’s Registration Statement, dated January 16, 2015, is available on the SEC’s website at https://www.sec.gov/Archives/edgar/data/1536256/000138713115000128/urt-posam_011515.htm.

The Company’s Pricing Supplement, dated February 2, 2015, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000138713115000296/urt-424b3_020215.htm.

Alternatively, the Company or United Realty Securities, a division of Cabot Lodge Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (855) REIT-NAV (734-8628).

On February 19, 2015, GlobeSt.com published an online article titled “New Rule Means Closer Look at Non-Traded REITs.” The article contains statements made by Jacob Frydman, the Company’s Chairman and Chief Executive Officer. The full text of the article is attached as Annex A.

The article was not prepared or reviewed by the Company prior to publication. GlobeSt.com, the publisher of the article, routinely publishes articles on real estate-related news. GlobeSt.com is not affiliated with the Company, and no payment was made nor was any consideration given to GlobeSt.com by or on behalf of the Company in connection with the article. Statements in the article that are not attributed directly to Jacob Frydman represent the author’s opinions and are not endorsed or adopted by the Company.

Annex A

Last Updated: February 19, 2015

New Rule Means Closer Look at Non-Traded REITs

By Paul Bubny | National

NEW YORK CITY—A year ago, United Realty Trust Inc.’s Jacob Frydman went on record with the SEC in support of a regulatory change by the Financial Industry Regulatory Authority that would force greater transparency in reporting by non-traded REITs such as his. “We view this proposal not only as a way to provide investors and investment advisors with greater visibility into the actual costs associated with their investment, but also as a way to compare and contrast differing sponsors based on their performance and the investment strategies they are pursuing,” Frydman, URTI’s chairman and CEO, wrote last March.

Specifically, FINRA Rule 2014-006 will require non-traded REITs to report per share NAVs that are calculated on a periodic basis using a methodology that conforms to standard industry practice. Last month, URTI published its initial NAV of $12.51 per share, an increase of 19.7% over the initial $10.45 offering price for its shares.

“We’re very proud to have increased our NAV” since the initial offering, Frydman tells GlobeSt.com. The company, which follows a dual strategy of investing either in opportunistic assets or cash-flowing, stabilized properties, takes even greater pride in being ahead of the regulatory curve on repricing that NAV: it voluntarily went into the initial offering two years ago with a valuation policy consistent with 14-006.

Initial offering periods on non-traded REITs normally run for three years and may be extended up to three more. During the IOP, the per-share price usually remains the same. One criticism leveled against this method is that it does not take distributions or fees into account. Additionally, Frydman says, the value of the REIT’s assets may ebb and flow over time, but this hasn’t been reflected in the pricing.

That will change when 14-006 takes effect, and nontraded REITs may employ one of two methods for providing an estimated net value: net investment, which shows the actual amount available for investment, or independent valuation, conducted by or with the assistance of a third-party valuation expert. URTI opted for independent appraisal of individual properties in its portfolio, conducted by appraisal firm KTR Real Estate Advisors, also based in New York City.

When 14-006 does become the law of the land for non-traded REITs as well as direct-participation programs, Frydman believes the impact on the market will be “almost immediate.” For some of his competitors, the rule change may provoke bouts of nervousness, since thanks to the greater transparency investors will be able to see more clearly whether they’re playing a winning or losing hand. Conversely, he says, it will also favor those REITs that can stand up to the scrutiny.